ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 1st Quarter 2024 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter of 2024 ending March 31, 2024, are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Press Presentation on the quarterly result, scheduled for 05/07/2024 at 08:00 a.m. (EDT) (Attachment 01); • Presentation of the virtual meeting on the quarterly result, scheduled for Tuesday, 05/07/2024 at 09:00 a.m. (EDT) (Attachment 02); • Institutional Presentation of the 1st quarter of 2024 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo ‐ SP, May 07, 2024. Renato Lulia Jacob Group Head of Corporate Strategy, Investor Relations and Corporate Development

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.
1st Quarter 2024 Result

Itaú Unibanco Holding S.A. ("Company") announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter of 2024 ending March 31, 2024, are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly result, scheduled for 05/07/2024 at 08:00 a.m. (EDT) **(Attachment 01)**;
- Presentation of the virtual meeting on the quarterly result, scheduled for Tuesday, 05/07/2024 at 09:00 a.m. (EDT) **(Attachment 02)**;
- Institutional Presentation of the 1st quarter of 2024 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, May 07, 2024.

Renato Lulia Jacob
Group Head of Corporate Strategy, Investor Relations and Corporate Development

Attachment 01
(portuguese only)

Itaú Unibanco Holding S.A.

Resultados **1T24**

São Paulo, **07 de Maio de 2024**

Destaques do trimestre consolidado

Variação 1T24 vs. 4T23

Resultado Recorrente Gerencial	R$ 9,8 bilhões	↑ 3,9%
Custo do Crédito	R$ 8,8 bilhões	↓ 3,9%
Despesas não Decorrentes de Juros	R$ 14,4 bilhões	↓ 6,2%

ROE Recorrente Gerencial

Consolidado	21,9%	↑ 0,7 p.p.
Brasil	22,7%	↑ 0,5 p.p.

NPL > 90 dias

Consolidado	2,7%	↓ 0,1 p.p.
Pessoas Físicas	4,2%	↓ 0,2 p.p.

Índice de Eficiência

Consolidado	38,3%	↓ 2,0 p.p.
Brasil	36,8%	↓ 1,3 p.p.

Carteira de crédito

em R$ bilhões

	mar/24	dez/23	Δ	mar/23	Δ
Pessoas físicas	413,4	415,9	-0,6%	402,8	2,6%
Cartão de crédito	130,9	135,5	-3,4%	130,4	0,4%
Crédito pessoal	62,5	60,6	3,1%	56,1	11,3%
Crédito consignado	73,5	73,4	0,1%	74,9	-1,9%
Veículos	33,8	33,2	1,7%	32,1	5,4%
Crédito imobiliário	112,8	113,2	-0,3%	109,4	3,1%
Micro, pequenas e médias empresas	193,0	189,5	1,9%	175,1	10,2%
Grandes empresas	376,0	362,9	3,6%	343,9	9,3%
Total Brasil	**982,5**	**968,2**	**1,5%**	**921,9**	**6,6%**
América Latina	202,3	208,2	-2,8%	231,1	-12,4%
Total[1]	**1.184,8**	**1.176,5**	**0,7%**	**1.153,0**	**2,8%**
Total (ex-variação cambial)	**1.184,8**	**1.173,0**	**1,0%**	**1.121,7**	**5,6%**

(1) Inclui títulos privados e garantias financeiras prestadas.

Carteira de Crédito PF

Saída de risco de clientes que destroem valor



107
104
100
17
0
dez/22
mar/23
jun/23
set/23
dez/23
mar/24
jun/24
set/24
dez/24
Crédito PF ex-clientes com risco deteriorado
Crédito PF
Clientes com risco deteriorado

Efeito negativo adicional de 0,5% na carteira PF até o final deste ano, o qual está contemplado no guidance 2024

Medidas adotadas já trouxeram impacto positivo na rentabilidade do negócio de Pessoas Físicas

Redução de NPL +90 dias ↓ **103 bps**

Impacto na despesa de PDD ↓ **R$ 3,1 bi a.a.**

RAROC **+ 300 bps**

Margem financeira com clientes

Variação

em R$ bilhões



R$ 2,2 bi (+9,4%)
R$ 0,4 bi (-1,7%)
23,6
26,3
-3,1
23,2
-0,1
0,1
0,1
-0,2
-0,3
22,8
3,0
25,8
1T23 Ex-Argentina
4T23
Capital de Giro¹ Próprio e outros 4T23
Operações Sensíveis a Spreads 4T23
Mix de produtos²
Volume médio
Spreads e margem de passivos
Menor quantidade de dias corridos
América Latina e outros³
Operações Sensíveis a Spreads 1T24
Capital de Giro¹ Próprio e outros 1T24
1T24

Margem média anualizada consolidado



8,7%
8,8%
8,9%
9,0%
8,9%
5,3%
5,4%
5,6%
5,8%
5,8%
1T23
2T23
3T23
4T23
1T24

Margem média anualizada Brasil



9,4%
9,6%
9,7%
9,8%
9,6%
5,6%
5,6%
5,9%
6,2%
6,1%
1T23
2T23
3T23
4T23
1T24
Margem com clientes
Margem com clientes ajustada ao risco

(1) Inclui o capital alocado às áreas de negócio (exceto tesouraria), além do capital de giro da corporação; (2) Mudança na composição dos ativos com risco de crédito entre períodos no Brasil; (3)América Latina e outros considera operações estruturadas do atacado.

Qualidade do crédito

NPL 15 - 90 dias - % consolidado


3,0% 1,9% 1,7% 1,9% 2,0% 3,9% 1,7% 1,5% 1,9% 2,0% 2,6% 1,9% 2,4% 2,5% 2,3% 2,2% 2,4%
2,6% 1,7% 1,9% 1,8% 2,0% 2,5% 1,7% 1,8% 2,1% 2,1% 2,3% 2,2% 2,5% 2,5% 2,3% 2,3% 2,4%
2,4% 1,7% 2,0% 1,8% 2,0% 1,9% 1,7% 1,8% 2,2% 2,2% 2,2% 2,3% 2,5% 2,5% 2,3% 2,3% 2,4%
mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23 jun/23 set/23 dez/23 mar/24

NPL 90 dias - % consolidado


3,5% 3,2% 2,6% 2,7% 2,7% 2,7% 2,8% 2,8% 2,9% 3,0% 3,2% 3,4% 3,4% 3,5% 3,5% 3,2% 3,1%
3,1% 2,7% 2,2% 2,3% 2,3% 2,3% 2,6% 2,5% 2,6% 2,7% 2,8% 2,9% 2,9% 3,0% 3,0% 2,8% 2,7%
2,0% 1,4% 1,2% 1,3% 1,5% 1,4% 2,0% 1,6% 1,6% 1,7% 1,3% 1,3% 1,4% 1,3% 1,3% 1,4% 1,4%
+0,01 p.p.
mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23 jun/23 set/23 dez/23 mar/24
Brasil
Total
América Latina
Impacto cessão de créditos[1]

Brasil


3,5% 2,4% 3,0% 2,4% 2,8% 2,6% 2,4% 2,7% 3,1% 3,1% 3,2% 3,2% 3,5% 3,4% 3,2% 3,2% 3,3%
1,9% 1,0% 1,1% 1,8% 1,6% 1,4% 1,3% 1,2% 1,6% 1,6% 1,5% 1,6% 1,8% 1,8% 1,7% 1,8% 1,9%
0,7% 0,9% 0,7% 0,6% 0,5% 0,8% 0,2% 0,2% 0,2% 0,1% 0,1% 0,2% 0,2% 0,3% 0,2% 0,0% 0,3%
mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23 jun/23 set/23 dez/23 mar/24

Brasil


5,1% 5,0% 4,3% 4,2% 3,9% 3,6% 3,6% 3,8% 4,1% 4,4% 4,7% 4,9% 4,9% 4,9% 4,9% 4,4% 4,2%
2,3% 2,0% 1,4% 1,7% 2,5% 2,6% 2,6% 2,3% 2,3% 2,2% 2,3% 2,4% 2,3% 2,5% 2,6% 2,6% 2,6%
1,1% 0,7% 0,5% 0,4% 0,4% 0,3% 1,1% 0,5% 0,5% 0,1% 0,1% 0,0% 0,1% 0,1% 0,1% 0,1% 0,1%
+0,02 p.p.
mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23 jun/23 set/23 dez/23 mar/24
Pessoas físicas
Micro, pequenas e médias empresas
Grandes empresas
Impacto cessão de créditos[1]

(1) No primeiro trimestre de 2024, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de março/24 no valor de R$ 104 milhões da carteira de pessoas físicas.

Despesas não decorrentes de juros

em R$ bilhões

	1T24	4T23	Δ	1T23	Δ
Despesas de pessoal	(6,5)	(6,6)	-1,5%	(5,9)	9,1%
Despesas administrativas e outras[1]	(6,0)	(6,6)	-9,0%	(5,8)	4,6%
Total - Brasil	**(12,5)**	**(13,2)**	**-5,3%**	**(11,7)**	**6,8%**
América Latina (ex-Argentina)	(1,9)	(2,2)	-12,2%	(1,8)	3,3%
Despesas não decorrentes de juros (Ex-Argentina)	**(14,4)**	**(15,3)**	**-6,2%**	**(13,5)**	**6,4%**
Argentina	-	-	-	(0,3)	-
Despesas não decorrentes de juros	**(14,4)**	**(15,3)**	**-6,2%**	**(13,8)**	**4,3%**

Índice de eficiência



46,3%
44,8%
44,4%
42,9%
44,6%
43,2%
41,8%
39,6%
39,8%
37,8%
38,3%
36,8%
1T19
1T20
1T21
1T22
1T23
1T24
Consolidado
Brasil

Variação com destaque para investimentos

1T24 vs. 1T23 – em R$ bilhões



Investimentos
Core[2]: (0,2) | 2,0%
(13,8)
2,1
(11,7)
(0,6)
(12,3)
0,1
(0,3)
(12,5)
(1,9)
(14,4)
1T23
América Latina
Brasil 1T23
Negócios e tecnologia
Brasil com investimentos
Programa eficiência
Transacionais e demais
Brasil 1T24
América Latina
1T24

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (inclui IPTU, IPVA, IOF e outros). Não inclui PIS, COFINS e ISS; (2) Calculado em relação às despesas do Brasil com investimentos.

Guidance 2024

Mantivemos inalteradas nossas projeções para 2024

	Realizado 1T24 x 1T23	Guidance	Realizado 1T24 x 1T23 Ex- Argentina	Guidance em base comparável [4]
Carteira de crédito total [1]	2,8%	6,5% – 9,5%		
Carteira de crédito total ex-variação cambial	5,6%			
Margem financeira com clientes	7,4%	4,5% – 7,5%	9,4%	5,5% – 8,5%
Margem financeira com o mercado Apuração do Guidance considera 1T24 x 4	R$ 1,1 bi	R$ 3,0 bi – R$ 5,0 bi		
Custo do crédito [2] Apuração do Guidance considera 1T24 x 4	R$ 8,8 bi	R$ 33,5 bi – R$ 36,5 bi		
Receita de prestação de serviços e resultado de seguros [3]	5,8%	5,0% – 8,0%	6,7%	5,5% – 8,5%
Despesas não decorrentes de juros	4,3%	4,0% – 7,0%	6,4%	5,0% – 8,0%
Custos core [5] abaixo da inflação	2,8%	IPCA 12M: 3,93%		
Alíquota efetiva de IR/CS	30,1%	29,5% – 31,5%		

Nota: a seta de atingimento no intervalo do guidance 2024 representa o ponto da variação do resultado (ou do saldo, no caso da carteira de crédito) do 1T24 em comparação ao resultado do 1T23. No caso da margem financeira com o mercado e do custo do crédito, o ponto de atingimento representa o resultado do 1T24 multiplicado por 4 (anualizado).
(1) Inclui garantias financeiras prestadas e títulos privados; (2) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (3) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização; (4) Considera ajuste pro forma em 2023 pela venda do Banco Itaú Argentina; (5) Calculado em relação às despesas do Brasil Core.

Itaú Day

2 0 2 4

19 jun

9h às 11h30
(horário de Brasília)

Itaú Unibanco Holding S.A.

Resultados **1T24**

São Paulo, **07 de Maio de 2024**

Attachment 02

Itaú Unibanco Holding S.A.

Earnings review **1Q24**

São Paulo, **May 7th 2024**

Quarter highlights consolidated

1Q24 vs. 4Q23 Change

Indicator	Value	1Q24 vs. 4Q23 Change
Recurring Managerial Result	R$9.8 billion	^ 3.9%
Cost of Credit	R$8.8 billion	v 3.9%
Non-Interest Expenses	R$14.4 billion	v 6.2%

Indicator	Scope	Value	1Q24 vs. 4Q23 Change
Recurring Managerial ROE	Consolidated	21.9%	^ 0.7 p.p.
	Brazil	22.7%	^ 0.5 p.p.
+90 days NPL	Consolidated	2.7%	v 0.1 p.p.
	Individuals	4.2%	v 0.2 p.p.
Efficiency Ratio	Consolidated	38.3%	v 2.0 p.p.
	Brazil	36.8%	v 1.3 p.p.

Credit portfolio

In R$ billion

	Mar-24	Dec-23	Δ	Mar-23	Δ
Individuals	413.4	415.9	-0.6%	402.8	2.6%
Credit card loans	130.9	135.5	-3.4%	130.4	0.4%
Personal loans	62.5	60.6	3.1%	56.1	11.3%
Payroll loans	73.5	73.4	0.1%	74.9	-1.9%
Auto loans	33.8	33.2	1.7%	32.1	5.4%
Mortgage	112.8	113.2	-0.3%	109.4	3.1%
Very small, small and middle market loans	193.0	189.5	1.9%	175.1	10.2%
Corporate loans	376.0	362.9	3.6%	343.9	9.3%
Total Brazil	**982.5**	**968.2**	**1.5%**	**921.9**	**6.6%**
Latin America	202.3	208.2	-2.8%	231.1	-12.4%
Total[1]	**1,184.8**	**1,176.5**	**0.7%**	**1,153.0**	**2.8%**
Total (ex-fx variation)	**1,184.8**	**1,173.0**	**1.0%**	**1,121.7**	**5.6%**

(1) Includes private securities and financial guarantees provided.

Individuals' credit portfolio

Exiting clients that destroy value



107
104
100
17
0
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Individuals portfolio ex-clients with deteriorated risk
Individuals portfolio
Clients with deteriorated risk

Additional negative effect of 0.5% on the individuals' portfolio until the end of this year, which is included in the 2024 guidance.

De-risking had a material positive effect on the business' performance

+90 days NPL reduction ∨ **103 bps**

Provision for loan losses impact ∨ **R$3.1 bn** per year

RAROC **+ 300 bps**

Financial margin with clients

Change
In R$ billion



R$2.2 bn (+9.4%)
R$0.4 bn (-1.7%)
23.6
26.3
-3.1
23.2
-0.1
0.1
0.1
-0.2
-0.3
22.8
3.0
25.8
1Q23 Ex-Argentina
4Q23
Working capital[1] and others 4Q23
Spread-sensitive operations 4Q23
Product mix[2]
Average volume
Spreads and liabilities margin
Fewer number of calendar days
Latin America and others[3]
Spread-sensitive operations 1Q24
Working capital[1] and others 1Q24
1Q24

Annualized average margin consolidated



8.7%
8.8%
8.9%
9.0%
8.9%
5.3%
5.4%
5.6%
5.8%
5.8%
1Q23
2Q23
3Q23
4Q23
1Q24

Annualized average margin Brazil



9.4%
9.6%
9.7%
9.8%
9.6%
5.6%
5.6%
5.9%
6.2%
6.1%
1Q23
2Q23
3Q23
4Q23
1Q24

Margin with clients
Risk-adjusted financial margin with clients

(1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and others considers structured wholesale operations.

Financial margin with the market

In R$ billion



Brazil
Latin America
Capital index hedge
0.6
1.0
0.1
-0.5
1Q23
1.1
1.3
0.2
-0.4
2Q23
0.7
1.0
0.1
-0.4
3Q23
0.8
1.1
0.1
-0.3
4Q23
1.1
1.1
0.2
-0.3
1Q24

Commissions, fees and result from insurance

In R$ billion

	1Q24	4Q23	Δ	1Q23	Δ
Credit and debit cards	4.2	4.6	-9.1%	4.0	4.6%
Card issuance	3.1	3.4	-8.0%	3.0	4.4%
Acquiring	1.1	1.2	-12.1%	1.0	5.4%
Current account services	1.6	1.6	0.4%	1.7	-5.8%
Asset management[1]	1.5	1.5	-2.7%	1.5	0.3%
Advisory services and brokerage	1.1	1.0	7.1%	0.7	70.6%
Credit operations and guarantees provided	0.7	0.7	2.1%	0.7	4.1%
Collection services	0.5	0.5	-0.3%	0.5	1.5%
Other	0.4	0.5	-11.8%	0.4	-1.0%
Latin America (ex-Brazil)	0.8	0.7	10.3%	0.8	4.0%
Commissions and fees	10.9	11.2	-3.1%	10.2	6.0%
Insurance, pension plans and premium bonds[2]	2.2	2.3	-2.3%	2.0	10.3%
Commissions and insurancen (Ex-Argentina)	13.1	13.5	-2.9%	12.3	6.7%
Argentina	-	-	-	0.1	-
Commissions and insurance	13.1	13.5	-2.9%	12.4	5.8%

Investment banking[3] Ranking

1st place[4]
DCM - origination
R$26.4 billion
32% market share

2nd place[5,6]
Mergers and acquisitions
R$10.6 billion
39% market share

1st place[5,7]
ECM
R$0.9 billion
13% market share

(1) Includes fund management fees and "consórcio" management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (3) In Brazil; (4) Source: Anbima; (5) Source: Dealogic; (6) In volume; (7) In number of transactions.

Credit quality

15 - 90 days NPL % consolidated


Mar -20 Jun -20 Sep -20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep23 Dec-23 Mar-24

90 days NPL % consolidated


3.5% 3.2% 2.6% 2.7% 2.7% 2.7% 2.8% 2.8% 2.9% 3.0% 3.2% 3.4% 3.4% 3.5% 3.5% 3.2% 3.1%
3.1% 2.7% 2.2% 2.3% 2.3% 2.3% 2.6% 2.5% 2.6% 2.7% 2.8% 2.9% 2.9% 3.0% 3.0% 2.8% 2.7%
2.0% 1.4% 1.2% 1.3% 1.5% 1.4% 2.0% 1.6% 1.6% 1.7% 1.3% 1.3% 1.4% 1.3% 1.3% 1.4% 1.4%
+0.01 p.p.
Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep23 Dec-23 Mar-24
Brazil
Total
Latin America
Impact of sale of loans¹

Brazil


3.5% 2.4% 3.0% 2.4% 2.8% 2.6% 2.4% 2.7% 3.1% 3.1% 3.2% 3.2% 3.5% 3.4% 3.2% 3.2% 3.3%
1.9% 1.0% 1.1% 1.8% 1.6% 1.4% 1.3% 1.2% 1.6% 1.6% 1.5% 1.6% 1.8% 1.8% 1.7% 1.8% 1.9%
0.7% 0.9% 0.7% 0.6% 0.5% 0.8% 0.2% 0.2% 0.2% 0.1% 0.1% 0.2% 0.2% 0.3% 0.2% 0.0% 0.3%
Mar -20 Jun -20 Sep -20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep23 Dec-23 Mar-24

Brazil


5.1% 5.0% 4.3% 4.2% 3.9% 3.6% 3.6% 3.8% 4.1% 4.4% 4.7% 4.9% 4.9% 4.9% 4.9% 4.4% 4.2%
2.3% 2.0% 1.4% 1.7% 2.5% 2.6% 2.6% 2.3% 2.3% 2.2% 2.3% 2.4% 2.3% 2.5% 2.6% 2.6% 2.6%
1.1% 0.7% 0.5% 0.4% 0.4% 0.3% 1.1% 0.5% 0.5% 0.1% 0.1% 0.0% 0.1% 0.1% 0.1% 0.1% 0.1%
+0.02 p.p.
Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep23 Dec-23 Mar-24
Individuals
very small, small and middle market companies
Corporate
Impact of sale of assets¹

(1) In the first quarter of 2024, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of March-24 worth R$104 million of the individuals portfolio.

Quality and cost of credit

Cost of credit[1] (in R$ billion)

-o- Annualized cost of credit / Loan portfolio[2] - (%)



3.3%
3.2%
3.3%
3.2%
3.1%
3.0%
5.8
9.1
9.4
9.3
9.2
8.8
4Q19
1Q22
2Q22
3Q23
4Q23
1Q24

Renegotiated portfolio (in R$ billion)

-o- Renegotiated portfolio / Total portfolio - (%)



3.9%
3.5%
3.6%
3.5%
3.3%
3.2%
28.1
39.8
40.9
40.9
39.0
37.6
Dec-19
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24

Coverage ratio – NPL 90 days (%)



930%
1667%
1403%
1468%
1342%
1253%
238%
260%
275%
271%
260%
285%
229%
212%
212%
209%
216%
221%
183%
182%
180%
177%
182%
184%
Dec-19
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Wholesale Brazil
Latin America
Total
Retail Brazil

(1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and private securities considers the last two quarters.

Non-interest expenses

In R$ billion

	1Q24	4Q23	Δ	1Q23	Δ
Personnel	(6.5)	(6.6)	-1.5%	(5.9)	9.1%
Administrative and other [1]	(6.0)	(6.6)	-9.0%	(5.8)	4.6%
Total - Brazil	**(12.5)**	**(13.2)**	**-5.3%**	**(11.7)**	**6.8%**
Latin America (ex-Argentina)	(1.9)	(2.2)	-12.2%	(1.8)	3.3%
Non-interest expenses (Ex-Argentina)	**(14.4)**	**(15.3)**	**-6.2%**	**(13.5)**	**6.4%**
Argentina	-	-	-	(0.3)	-
Non-interest expenses	**(14.4)**	**(15.3)**	**-6.2%**	**(13.8)**	**4.3%**



Efficiency ratio
46.3%
44.4%
44.6%
41.8%
39.8%
38.3%
44.8%
42.9%
43.2%
39.6%
37.8%
36.8%
1Q19
1Q20
1Q21
1Q22
1Q23
1Q24
Consolidated
Brazil

Change, highlighting investments

1Q24 vs. 1Q23 – in R$ billion



(13.8)
1Q23
2.1
Latin America
(11.7)
Brazil 1Q23
Investments
(0.6)
Business and Technology
(12.3)
Brazil with investments
Core²: (0.2) | 2.0%
0.1
Efficiency program
(0.3)
Transactional and other
(12.5)
Brazil 1Q24
(1.9)
Latin America
(14.4)
1Q24

(1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others). Does not include PIS, Cofins and ISS; (2) Calculated based on Brazil with investments.

Capital


13.7%
- 0.91%
12.8%
+ 0.56%
- 0.04%
- 0.34%
14.5%
1.5%
13.0%
Dec-23 Common equity Tier I (CET I)
Additional dividends
Common equity Tier I (CETI) – pro forma after payment of dividends
Net income, dividends and interest on own capital
Prudential and equity adjustments
Risk-weighted assets[1]
Mar-24 Tier I capital
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation of the period.

2024 Guidance

Guidance for the year remains unchanged

	Actual 1Q24 x 1Q23	Guidance	Actual 1Q24 x 1Q23 Ex-Argentina	Guidance on a comparable basis[4]
Total credit portfolio[1]	2.8%	6.5% – 9.5%		
Total credit portfolio ex-foreign exchange	5.6%			
Financial margin with clients	7.4%	4.5% – 7.5%	9.4%	5.5% – 8.5%
Financial margin with the market Guidance measurement considers 1Q24 x 4	R$1.1 bn	R$3.0 bn – R$5.0 bn		
Cost of credit[2] Guidance measurement considers 1Q24 x 4	R$8.8 bn	R$33.5 bn – R$36.5 bn		
Commissions and fees and results from insurance operations[3]	5.8%	5.0% – 8.0%	6.7%	5.5% – 8.5%
Non-interest expenses	4.3%	4.0% – 7.0%	6.4%	5.0% – 8.0%
Core[5] expenses below inflation	2.8%	Inflation by IPCA 12M: 3.93%		
Effective tax rate	30.1%	29.5% – 31.5%		

Note: the achievement arrow in the 2024 guidance range represents the point of variation in the result (or balance, in the case of the credit portfolio) in 1Q24 compared to the result in 1Q23. In the case of the financial margin with the market and the cost of credit, the achievement arrow represents the result of 1Q24 multiplied by 4 (annualized).

(1) Includes financial guarantees provided and private securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.(4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina; (5) Calculated based on Brazil core expenses.

Itaú Day
2 0 2 4

June 19th

9:00 to 11:30
(Brasília time)

Itaú Unibanco Holding S.A.

Earnings review **1Q24**

São Paulo, **May 7th 2024**

Itaú Unibanco Holding S.A.

Additional **information**

Results

In R$ billion

	1Q24	4Q23	Δ	1Q23	Δ
Operating revenues	40.4	41.0	-1.5%	37.4	7.8%
Managerial financial margin	26.9	27.1	-0.9%	24.7	8.9%
Financial margin with clients	25.8	26.3	-1.8%	24.0	7.4%
Financial margin with the market	1.1	0.8	26.1%	0.6	64.3%
Commissions and fees	10.9	11.2	-3.1%	10.3	4.9%
Revenues from insurance	2.6	2.7	-1.3%	2.4	8.7%
Cost of credit	(8.8)	(9.2)	-3.9%	(9.1)	-3.2%
Provision from loan losses	(9.1)	(9.3)	-1.8%	(9.0)	1.4%
Impairment	(0.1)	(0.4)	-64.7%	(0.0)	347.4%
Discounts granted	(0.6)	(0.7)	-14.4%	(0.9)	-27.8%
Recovery of loans written off as losses	1.1	1.2	-11.8%	0.8	33.6%
Retained claims	(0.4)	(0.4)	3.8%	(0.4)	-0.4%
Other operating expenses	(16.8)	(17.9)	-6.2%	(16.2)	3.9%
Non-interest expenses	(14.4)	(15.3)	-6.2%	(13.8)	4.3%
Tax expenses and other	(2.4)	(2.6)	-5.7%	(2.4)	1.2%
Income before tax and minority interests	14.4	13.6	6.0%	11.8	21.8%
Income tax and social contribution	(4.3)	(4.0)	9.5%	(3.2)	36.5%
Minority interests in subsidiaries	(0.3)	(0.2)	31.6%	(0.2)	38.2%
Recurring managerial result	9.8	9.4	3.9%	8.4	15.8%

Business model

In R$ billion

	1Q24 Total	1Q24 Credit	1Q24 Trading	1Q24 Insurance & services	1Q24 Excess capital	1Q23 Total	1Q23 Credit	1Q23 Trading	1Q23 Insurance & services	1Q23 Excess capital	Change (1Q24 x 1Q23) Total	Change Credit	Change Trading	Change Insurance & services	Change Excess capital
Operating revenues	40.4	22.5	0.7	16.7	0.4	37.5	21.8	0.5	14.9	0.2	2.9	0.8	0.2	1.8	0.2
Managerial financial margin	26.9	18.5	0.7	7.3	0.4	24.7	17.9	0.5	6.1	0.2	2.2	0.6	0.2	1.2	0.2
Commissions and fees	10.9	4.1	0.0	6.8	-	10.3	3.9	0.0	6.4	-	0.5	0.2	0.0	0.3	-
Revenues from insurance [1]	2.6	-	-	2.6	-	2.4	-	-	2.4	-	0.2	-	-	0.2	-
Cost of credit	(8.8)	(8.8)	-	-	-	(9.1)	(9.1)	-	-	-	0.3	0.3	-	-	-
Retained claims	(0.4)	-	-	(0.4)	-	(0.4)	-	-	(0.4)	-	0.0	-	-	0.0	-
Non-interested expenses and other [2]	(17.1)	(8.9)	(0.2)	(7.9)	(0.0)	(16.4)	(8.7)	(0.2)	(7.4)	0.0	(0.7)	(0.1)	(0.0)	(0.5)	(0.0)
Recurring managerial result	9.8	3.1	0.3	6.1	0.3	8.4	2.8	0.2	5.3	0.1	1.3	0.3	0.1	0.8	0.1
Average regulatory capital	177.4	105.5	5.0	48.6	18.3	163.8	108.5	3.9	46.6	4.7	13.6	(3.0)	1.0	2.0	13.6
Value creation	4.0	(0.3)	0.1	4.4	(0.3)	2.9	(0.7)	0.1	3.6	(0.0)	1.1	0.5	0.1	0.8	(0.3)
Recurring managerial ROE	21.9%	11.8%	24.8%	50.2%	5.6%	20.7%	10.4%	21.3%	45.3%	10.2%	1.2 p.p.	1.4 p.p.	3.5 p.p.	4.9 p.p.	-4.6 p.p.

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Results

2023 income statement, excluding Banco Itaú Argentina

For a better understanding of the 2024 projections, we present below the quarterly and accumulated income statement for 2023 excluding the results of Banco Itaú Argentina. Due to the fact that in August 2023, we entered into an agreement to sell all shares of Banco Itaú Argentina, Itaú Unibanco's consolidated balance sheet as of September 2023 no longer included the figures from Itaú Argentina, while the income statement for the third quarter of 2023 only took into account the results for the month of July 2023 only.

In R$ million	1Q23	2Q23	3Q23	4Q23	2023
Financial margin with Clients	23,608	24,457	25,384	26,293	99,743
Service and insurance operations	12,257	12,343	12,850	13,478	50,928
Non-interest expenses	(13,525)	(13,980)	(14,649)	(15,344)	(57,498)

Itaú Unibanco Holding S.A.

Earnings review **1Q24**

São Paulo, **May 7th 2024**

Attachment 03

1Q24 Institutional Presentation

With 100 years of history, we are the largest bank in Latin America[1]

Market Value[2]
USD 67.9 bn

Total Assets[3]
BRL 2,789 bn

Loan Portfolio[3]
BRL1,184.8 bn

Recurring ROE[4]
21.9%

Efficiency Ratio in Brazil[5]
37.6%

95.8 k
Employees
In Brazil and overseas[3]

(1) In total Asset and market value on March/2024; (2) 03/29/2024; (3) On March 31, 2024; (4)) In the 1st quarter of 2024; (5) Last 12 months ending in March/24; (6) Brand Finance - Latin America 500 2024
Note: Loan Portfolio considers financial guarantees provided and private securities

Recurring Managerial Result
BRL9.8 bn in 1Q24 | **BRL35.6 bn** in 2023
93.3% Brazil | 6.7% Latn America [4]

We are the **most valuable**[6] **brand** South American
US$ 8.4 bn

We are a universal bank present in

18 countries With **retail** operations in Latin America

We are obstinate to delight **clients,** through physical and digital services. We seek to transform ourselves whenever needed for sustainable growth

We are the only Latin America bank making up the Dow Jones Sustainability Index since it was launched

... And our values guide us towards the Itaú of the future, with ethics being the base of this journey

We
put the
client first.

We
don’t have
all the answers.

To us,
ethics are
non-negotiable.

We
are driven
by results.

We value
diversity
and inclusion.

We
have each
other’s back.

Our ability to adapt, innovate and change has enabled us to get where we are now...

Click Here for more Info

1924 – Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

1960 – First credit and debit cards

1970 – One of the four top data processing centers in Brazil is set up

1979 – Itautec is created

1980 – Banking automation begins

Technical Operations Center (CTO) is set up

1983 – First ATM in Brazil

1990 – First Internet providers

2000 – First bank with no physical branches in Brazil, the Banco1.net

2002 – New Brazilian Payment System is set up

Mobile banking in Brazil

2002 – Acquisition of BBA gives rise to the largest investment bank in Brazil

2007 – First iPhone is launched

2008 – Merger of Banco Itaú and Unibanco creates Brazil's largest private bank

Itaú launches the first banking app

2012 – Itaú announces a BRL 11.1 billion investment in technology, innovation and client service

2014 – Fintechs start to gain momentum

2019 – Acquisition of ZUP speeds up digital transformation

2020 – Beyond banking (iPhone pra sempre) is launched

Change in regulation (PIX and Open Finance)

- New product launched (Íon)
- New client solutions developed
- Checking account fees package optimization

2022 – Corporate development

- Ideal
- TOTVS

Itaú Shop is launched

2023 – Latest initiatives in the corporate development

- Orbia
- Avenue

- New Brand is launched Made of Future

Events in Brazil and in the world

Itaú Unibanco

We put **the client** **first**

We offer an ecosystem...



Individuals
Corporate
itaú
itaú Personnalité
Uniclass
From BRL 4k to BRL 15 k
Personnalité
Over BRL 15k or more than BRL 250k in total investments
Private Bank
Over BRL 15 million in investments
Itaú Branches
Up to BRL 4k
Very Small and Small Companies
Up to BRL 50 million
Middle
From BRL 50 million to BRL 500 million
Large
From BRL 500 million to BRL 4 billion
Ultra
Over BRL 4 billion
itaú BBA

Integrated systems enable the best and most **complete** experience allowing our customers **full** access to **our solutions** in a simple manner.

We work to offer a **full digital** operation delivering the best products and services for our clients with a very competitive cost to serve.

The values mentioned above for individuals refer to monthly income and the values for corporate refer to annual revenue, except when indicated.

... with the most complete portfolio of financial products and services

Acquiring (Laranjinha)
Digital wallets, contactless payment and more than 50 brands.

Fund Administration
Complete portfolio through own and third-party products (open platform).

Bank Account
Access to several services and benefits for Itaú customers.

Loans
100% online through the app or at the branches.

Credit Cards
We have a card for each client profile.

Payroll Loans
Payment in fixed monthly installments, deducted directly from the paycheck

Currency Exchange
Purchase of dollars and euros through the app and in a wide branch network.

Cash Management
Complete cash management solution for institutional clients.

Derivatives
We have the right solution for any scenario.

Mortgage
Exclusive service and support throughout the process.

Investment Banking
Specialized team dedicated to provide advisory in the capital markets.

Asset Management
Investment advisory and app connected to news, wallets, clients' checking account and the support of the advisory team ((Ion)

Payments
Payments and Receivables done fast and safe.

Pension Plans / Premium Bonds
No loading fee Pension Plans / Premium Bonds prize draw twice a month, monthly, and annually.

Insurance
Complete portfolio through own and third-party products (open platform), with physical or digital service.

Auto Loans
Vehicle financing 100% online.

And many more solutions for our customers!

We put the client first

Our clients choose how they want to be served...

Remote

- WhatsApp
- E-mail
- Telephone
- Chat
- Click to human
- Bankline
- Mobile banking
  100% of the features in the App

We serve **clients** how, when and where they **want to be served**

In-Person

3.4 k
Branches

Around 41 k
ATMs

In Brazil and in our Other Latin American[1] operations

Digital Interactions[2] in 1Q24

Corporate	Individuals
93%	97%

Our footprint is constantly optimized by our clients' behavior and needs.

(1) Chile, Colombia, Paraguay and Uruguay
(2) It considers total financing contracts, transfers and payments made in all channels, except for cash.

We don't have all the answers

... that's why it's so important to listen to our clients

The client is the focus of everything we do

Our commitment: to serve our clients **where**, **when** and **how** they want to be served

Access to the **same** type of **service**, **independently of the channel**

Freedom to choose the type of relationship: **we are a digital bank with the advantage of in-person service**

Ituber Escuta

+700k[1] calls

Leaders calling to hear direct feedback from clients and understand their experiences

ituber visita

+1,250[1] visits

Visits that connect leadership and frontliners in the whole country on a remote basis

Papo de Cliente

+50k[1] initiatives

Commitments assumed by branches employees, aligned with learnings, aiming to improve the client experience

Products and Services

The most complete product portfolio in the Brazilian financial sector, using data to provide the best offers

Our team is obstinate in delighting clients...

Broad NPS coverage in measuring businesses and journeys allows data-driven insights with UX indicators

Structured feedback process focused on the evolution of our products and services

Robust innovation ecosystem based on clients needs

Our clients' satisfaction is reflected in the high level of NPS from our digital application solutions

... and always pursue sustainable growth

(1) Last 12 months.

Technology enables the best service to our clients


Quality
Efficiency
Speed
Design
of experience integrated to the teams' daily activities
Technology
Upgrade and focus on quick problem resolutions
Client
Products
Methodologies to develop products that clients love
Data and AI
Integrated to our work methodology and developments

Since 2018, we have intensified our digital transformation to generate more **value** for our clients and **competitiveness** for our businesses

More than 60% of our platform upgraded,
which represents about 70% of the services that most impact our competitiveness, businesses and clients

Quality		Speed		Cost
-99% (1Q24 x 1Q18) **of high-impact incidents** in clients' experience	+	**+1548%** (1Q24 x 1Q18) **+72%** (1Q24 x 1Q22) **of technological changes and updates** implemented	+	**-33%** (1Q24 x 1Q20) **of cost** on transactions

We have each other's back

Digital and cultural transformation generates efficiency gains and competitiveness

We are organized into multidisciplinary teams in the model of communities/tribes

Team-work to understand our clients' needs and to offer what they need when they need them

The communities are made of employees from different areas such commercial departments, technology, operations, UX, among others

22 k Employees

> 2 k Squads

Continuous investment in technology

1Q24 vs 2018

+ 2x Solution development investments

- 31% Infrastructure costs

Strengthening culture

Ongoing activities and processes reviews to seek efficiency gains

> 1,900 Planned initiatives

To optimize processes, to automatize activities, and to use data and analytics

> 1,600 initiatives under implementation

We create value in a consistent way

1Q24 presented the best efficiency ratio in our history for a first quarter.



42.9%
43.2%
39.6%
37.8%
36.8%
-0.7%
-0.8%
3.8%
9.0%
6.6%
-3.9%
-6.5%
-6.8%
4.1%
2.6%
1Q20
1Q21
1Q22
1Q23
1Q24
Efficiency ratio - Brazil
Non-interest expenses growth compared to the same period of the previous year - Brazil
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA[1]) - Brazil

(1) IPCA: Brazilian consumer price index

We value diversity and inclusion

A diverse team is essential to better understand and serve our clients

In December 2023, we have already met the first tier of our 2025 targets

Women 54.5% of employees	**Leadership roles** 35.4% (target: 35% - 40%)	**Hiring flow** 53.9% (target: >50%)
Black People 28.9% of employees	**Full-time**[1] 27.5% (target: 27% - 30%)	**Hiring flow** 40.9% (target: >40%)

PWD[2] 5% of employees

LGBT+ 13.0% of employees

Age Group 5.7% Above 50 years old

Age Group 35.4% Lower than 30 years old

Age Group 58.8% Between 30 and 50 years old

Brazil 96.8% of employees

International offices 3.2% of employees

We believe that a **diverse** and **inclusive** team contributes to our goal of being the **leading bank** in **client satisfaction** and **sustainable performance**

Note: The indicators are present in our 2023 ESG Report and are referred to December 2023. [1]Total employees by self-declaration, divided by the total number of employees. It does not consider apprenticeship or internship. [2]Considers Itaú Unibanco SA operations.

We value diversity and inclusion

The sustainability of our performance is reinforced by our commitments to positive impact...

Basis for our conduct and our way of doing things

- **Ethics in relations and business**
  Maintain a healthy and ethical financial ecosystem
- **Inclusive management**
  Promote a diverse, inclusive and healthy work environment
- **Responsible management**
  Work with greater eco-efficiency and best practices in the value chain

Positive impact through our business

- **Financial citizenship**
  Take care of people's financial health
- **Financing in positive impact sectors**
  Finance sectors that promote socio-environmental development
- **Responsible investment**
  Provide products and services for a more sustainable economy
- **Inclusion and entrepreneurship**
  Fostering entrepreneurship for social development.

Development of Brazil

- **Amazon plan**
  Preserve and promote the positive impact on the region
- **Private social investment**
  Reaffirming our pact with Brazilian society

Accountability

- **Transparency of reporting and communications**
  Increase transparency beyond financial results

Financing in positive impact sectors

Target: BRL400 billion to sustainable development by 2025

From Aug/19 to Feb/24*:

BRL 369 bn

target achievement: 92%



Target
BRL 400 bn
by 2025

- **BRL 265 bn** Credit provided to positive impact sectors
- **BRL 61 bn** ESG Retail products
- **BRL 43 bn** Structuring of operations with an ESG seal

*Volume of credit and financing to positive impact sectors

... and by the focus in sustainable value creation



20.9%
24.1%
23.9%
20.3%
21.8%
21.9%
23.7%
14.5%
19.3%
20.3%
21.0%
20.7%
21.9%
14.8%
16.0%
16.3%
17.0%
14.6%
14.0%
13.0%
12.9%
13.2%
14.3%
14.4%
14.5%
13.8%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
1Q23
1Q24
ROE
Average cost of capital



BRL billion
15.8
3.5
12.3
20.6
5.3
15.3
23.8
8.2
15.6
22.1
4.4
17.7
24.9
8.2
16.7
25.7
9.2
16.5
28.4
12.8
15.6
18.5
2.6
15.9
26.9
9.3
17.5
30.8
10.2
20.6
35.6
12.3
23.3
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Recurring managerial result
Value creation
Cost of capital
Increase of
100% in value creation
1Q24 vs 1Q23
8.4
2.9
5.5
9.8
5.8
4.0
1Q23
1Q24

We are driven by results

We have been presenting higher revenue with a cost discipline...

Clients NII

1Q24
BRL 25.8 bn

˅ 1.8 % 1Q24 vs. 4Q23
˄ 7.4% 1Q24 vs. 1Q23

1Q20	1Q21	1Q22	1Q23
17.0	16.2	20.0	24.0

(BRL billion)

Market NII

1Q24
BRL 1.1 bn

˄ 26.1% 1Q24 vs. 4Q23
˄ 64.3% 1Q24 vs. 1Q23

1Q20	1Q21	1Q22	1Q23
0.8	2.5	1.0	0.6

(BRL billion)

Cost of credit

1Q24
BRL 8.8 bn

˅ 3.9% 1Q24 vs. 4Q23
˅ 3.2% 1Q24 vs. 1Q23

1Q20	1Q21	1Q22	1Q23
10.1	4.1	7.0	9.1

(BRL billion)

Commissions and insurance

1Q24
BRL 13.1 bn

˅ 2.9% 1Q24 vs. 4Q23
˄ 5.8% 1Q24 vs. 1Q23

1Q20	1Q21	1Q22	1Q23
11.0	10.6	11.6	12.4

(BRL billion)

Non-interest expenses

1Q24
BRL 14.4 bn

˅ 6.2% 1Q24 vs. 4Q23
˄ 4.3% 1Q24 vs. 1Q23

1Q20	1Q21	1Q22	1Q23
12.1	12.4	12.8	13.8

(BRL billion)

Recurring managerial result

1Q24
BRL 9.8 bn

˄ 3.9% 1Q24 vs. 4Q23
˄ 15.8% 1Q24 vs. 1Q23

1Q20	1Q21	1Q22	1Q23
3.9	6.4	7.4	8.4

(BRL billion)

... without overlooking risk management

Credit portfolio[1]

Mar-24
BRL 1,185 bn

^ 0.7% Mar-24 vs. Dec-23
^ 2.8% Mar-24 vs. Mar-23

Mar-20	Mar-21	Mar-22	Mar-23
788	906	1,032	1,153

(BRL billion)

90 days NPL[2]

Mar-24
2.7%

⌄ 0.1 p.p. Mar-24 vs. Dec-23
⌄ 0.2 p.p. Mar-24 vs. Mar-23

Mar-20	Mar-21	Mar-22	Mar-23
3.1	2.3	2.6	2.9

(%)

15-90 days NPL

Mar-24
2.4%

^ 0.1 p.p. Mar-24 vs. Dec-23
⌄ 0.1 p.p. Mar-24 vs. Mar-23

Mar-20	Mar-21	Mar-22	Mar-23
2.6	2.0	2.1	2.5

(%)

Coverage ratio

Mar-24
221%

^ 5.0 p.p. Mar-24 vs. Dec-23
^ 9.0 p.p. Mar-24 vs. Mar-23

Mar-20	Mar-21	Mar-22	Mar-23
239	298	232	212

(%)

Funding[3]

Mar-24
BRL 1,369 bn

^ 1.7% Mar-24 vs. Dec-23
^ 5.2% Mar-24 vs. Mar-23

Mar-20	Mar-21	Mar-22	Mar-23
900	1,089	1,111	1,301

(BRL billion)

LCR[4]

Mar-24
194.1%

^ 2.3 p.p. Mar-24 vs. Dec-23
^ 32.0 p.p. Mar-24 vs. Mar-23

Mar-20	Mar-21	Mar-22	Mar-23
166	191	150	162

(%)

NSFR[5]

Mar-24
125.9%

⌄ 1.0 p.p. Mar-24 vs. Dec-23
⌄ 3.0 p.p. Mar-24 vs. Mar-23

Mar-20	Mar-21	Mar-22	Mar-23
117	125	120	129

(%)

Tier I capital ratio

Mar-24
14.5%

⌄ 0.7 p.p. Mar-24 vs. Dec-23
^ 1.0 p.p. Mar-24 vs. Mar-23

Mar-20	Mar-21	Mar-22	Mar-23
12.0	13.0	12.5	13.5

(%)

(1) Includes financial guarantees provided and private bonds; (2) Excluding the effect of credit sales (more details in the report "Management analysis of the operation and complete financial statements 1Q24"); (3) Deposits + Debentures + TVM Obligations + Loans and Transfers; (4) LCR - Liquidity Coverage Ratio; (5) NSFR - Net Stable Funding Ratio.

We are **driven by results**

We expect to continue delivering solid performance...

2024 Guidance	Consolidated	Growth on a comparable basis[4]	
Total credit portfolio[1]	Growth between 6.5% and 9.5%		
Financial margin with clients	Growth between 4.5% and 7.5%	Growth between 5.5% and 8.5%	
Financial margin with the market	Between BRL 3.0 bn and BRL 5.0 bn		
Cost of credit[2]	Between BRL 33.5 bn and BRL 36.5 bn		
Commissions and fees and results from insurance operations[3]	Growth between 5.0% and 8.0%	Growth between 5.5% and 8.5%	
Non-interest expenses	Growth between 4.0% and 7.0%	Growth between 5.0% and 8.0%	Core expenses below inflation
Effective tax rate	Between 29.5% and 31.5%		

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.(4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina.

We are **driven by results**

... exploring possible growth paths in different businesses

Individuals

More engagement and principality

Itaú Shop

Samsung no Itaú

Inteligência Financeira

One Itaú - one of the main levers in the short term to intensify relationships with our clients

Corporate development – guarantee the most complete portfolio of products and services

Beyond banking - Solutions platform that goes beyond the banking needs of our clients

Insurance

Potential growth in the sector and increase penetration in our individual and corporate client base throughout own and third-party products

More than 20 products and services offered at our open platform and **more than 15** partners

Corporate

Strength of client relationship

Increase of client base, mainly for lower-revenue clients, through a new commercial proposal focused on delivering a digital operation with a specific value offer.

Large Corporate

Continue growing with leadership in the large corporate business in both credit and capital market solutions

itaú

Investor Relations

(11) 2794-3547 | ri@itau-unibanco.com.br | https://www.itau.com.br/relacoes-com-investidores/en/